SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ending 28th July 2005

GlaxoSmithKline plc

(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-104121) OF GLAXOSMITHKLINE PLC, GLAXOSMITHKLINE CAPITAL INC. AND GLAXOSMITHKLINE CAPITAL PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Issued: 28th April 2005, London
Results Announcement for the Second Quarter 2005 GSK continues strong performance in 2005 with Q2 EPS up 10% CER to 20.4p

GlaxoSmithKline plc (GSK) today announces its results for the second quarter ended 30th June 2005. The full results, which have been prepared on an IFRS basis, are presented under ‘Income Statement’ on pages 6 and 7, and are summarised below.

FINANCIAL RESULTS*

	Q2 2005		Q2 2004		Growth		H1 2005		H1 2004		Growth

	£m		£m		CER%	£%	£m		£m		CER%	£%

Turnover	5,246		4,971		6	6	10,282		9,826		5	5
Operating profit	1,711		1,525		13	12	3,458		3,018		16	15
Profit before tax	1,662		1,540		9	8	3,373		3,006		13	12

Earnings per share	20.4	p	18.9	p	10	8	41.5	p	36.9	p	14	12

Q2 2005 SUMMARY*

•	Strong financial performance:
	–	Total pharmaceutical turnover up 6% to £4.5 billion; EPS growth of 10%
	–	Strong cash generation: £1.5 billion cash inflow from operating activities in the quarter

•	Key products drive sales growth:
	–	Seretide/Advair for asthma/COPD up 22% to £725 million
	–	Avandia/Avandamet for diabetes up 16% to £352 million
	–	Vaccines up 15% to £322 million
	–	Lamictal for epilepsy/bipolar disorder, Coreg for heart disease and Valtrex for herpes together up 19% to £503 million

•	Pipeline momentum continues:
	–	Boniva for osteoporosis and Requip for restless legs syndrome successfully launched in the USA
	–	Aplaviroc (’140), GSK’s CCR5 antagonist for the treatment of HIV, entered Phase lll clinical development
	–	Five major new vaccines expected to be launched in the next five years
	–	Orlistat, potentially the first FDA-approved over-the-counter weight loss product, filed in the USA.

Commenting on the performance for the quarter and GSK's outlook, JP Garnier, Chief Executive Officer, said: "Another excellent performance this quarter reinforces the very positive outlook for GSK in 2005. Our key products, led by Seretide/Advair, continue to drive sales growth across all regions. Importantly, our pipeline momentum also continues – this quarter we launched two new products, confirmed the potential of our outstanding vaccines pipeline and made good progress in the development of promising new treatments for HIV.”

*	The Group's practice is to discuss its results in terms of constant exchange rate (CER) growth. All commentaries compare 2005 results with 2004 in CER terms unless otherwise stated. See 'Accounting Presentation and Policies' on page 20 for fuller explanations of these matters.

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KEY GROWTH DRIVERS CONTINUE TO PERFORM STRONGLY

Strong performance of key products drives 6% global pharmaceutical sales growth:

•	Pharmaceutical growth was 9% in both Europe and International. US growth of 3% was impacted by an interruption in Paxil CR supply. Excluding this factor, US growth was 7%. US wholesaler stock movements affected the reported growth of a number of individual products, but did not affect the overall growth of the US business.

•	Seretide/Advair, for asthma and COPD, had another strong quarter with sales up 22% to £725 million, driven by good performance across all regions. Reported sales growth in the USA (+34%) benefited from a favourable comparison to the second quarter of last year, which was impacted by wholesaler stocking patterns. Underlying growth in the USA was estimated to be 22% in the quarter.

•	Diabetes treatments (Avandia/Avandamet) rose 16% to £352 million in the quarter. US sales also increased 16% to £263 million, despite a four-month interruption in supply of Avandamet. Re-supply of Avandamet to the US market began in late June, and the product has already recaptured 59% of its previous share of weekly new prescriptions in the US oral anti-diabetic market.

•	Global sales of GSK’s epilepsy and bi-polar disorder treatment, Lamictal, grew 28% to £216 million. In the USA, Lamictal continued to grow strongly with sales up 38% to £140 million, driven by its indication to treat bi-polar disorder.

•	Sales for the heart disease treatment Coreg rose 13% to £125 million and for the herpes treatment Valtrex increased 13% to £162 million. Reported US growth for both these products was adversely affected by wholesaler stocking patterns. Underlying US growth was estimated to be 36% for Coreg and 20% for Valtrex.

•	GSK’s HIV franchise grew 6% to £386 million despite competition from newly launched products.

•	Sales of Avodart for benign prostatic hyperplasia (BPH) more than doubled in the quarter to £28 million. Avodart’s share of new prescriptions in the US 5-Alpha Reductase Inhibitor market is now over 30%.

Vaccine sales up 15%; strategic investments made to increase manufacturing capacity:

•	GSK’s Vaccines business had a strong quarter with sales up 15% to £322 million. European sales rose 26% to £147 million, driven by the strong performance of the Infanrix franchise. During the quarter, GSK also received FDA approval for Boostrix, a new vaccine that adds protection against pertussis (whooping cough) to the routine tetanus/diphtheria booster administered to teenagers.

•	GSK has also taken steps to increase its vaccines manufacturing capacity. On 12th July GSK completed the acquisition of Corixa Corporation, a bio-pharmaceutical company based in the USA, which develops vaccine adjuvants including MPL, a component of the novel adjuvant used in Cervarix. Additionally, on 1st July GSK announced its intention to invest £63 million in its manufacturing plant in Dresden, Germany, to meet expected increased demand for Fluarix.

Product line extensions mitigate impact of generic competition to anti-depressant franchises:

•	Total sales of the Paxil franchise declined 47% to £152 million and the Wellbutrin franchise was down 11% to £167 million in the quarter. Sales of Paxil IR (-33% to £126 million) and Wellbutrin SR/IR (-81% to £13 million) declined as a result of generic competition. Q2 sales of Paxil CR were down 73% (to £26 million) due to an interruption in product supply during the quarter. Paxil CR was re-supplied to the US market in late June, and has already recaptured 41% of its previous share of weekly new prescriptions. Wellbutrin XL continued to perform strongly with sales up 34% to £154 million.

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PIPELINE UPDATE

Two new products launched during the quarter:

•	Bonviva/Boniva, the only once-monthly oral bisphosphonate for the treatment of osteoporosis was launched in the USA in late April. In June Boniva had already achieved a 4.1% share of new prescriptions in the US bisphosphonate market, which was worth $3 billion and grew 20% in 2004. Bonviva also received a positive opinion from the European Committee for Medicinal Products for Human Use (CHMP) in June, and EU approval is expected in H2 2005.

•	Requip, the only product indicated for the treatment of moderate-to-severe restless legs syndrome (RLS), was launched into the US market in June. RLS is the third most common sleep disorder with an estimated 15 million US adults suffering from the condition. Initial performance has been very encouraging with a 79% increase in weekly new prescriptions since approval.

Broad pipeline of novel vaccines reviewed at R&D seminar:

•	In June GSK profiled its innovative and expanding vaccines research pipeline. Among the highlights, the company announced that it expects to launch five major new vaccines within the next five years:
	–	Cervarix, GSK’s HPV vaccine for cervical cancer, which continues to progress well in clinical trials and is on track for European filing in H1 2006
	–	Rotarix, for rotavirus, received approval in Brazil in July. Rotarix has now been approved in 11 countries and filed for approval in Europe
	–	Streptorix for pneumococcal disease
	–	New combination vaccines against meningitis
	–	An improved vaccine for influenza.

Updates received on selected Phase II/III assets:

•	On 21st July, GSK and its partner Adolor Corporation received an approvable letter from the FDA for Entereg (alvimopan) which is currently under review for the management of post-operative ileus (POI) by acceleration of the time to recovery of gastrointestinal function following bowel resection surgery. Adolor will continue to work with the FDA to meet the agency’s additional data requirements for approval. Entereg is currently in Phase II development for opiate-induced bowel dysfunction (OBD) and is due to enter Phase III development in Q3 2005.

•	Positive new data was published at ASCO on 16th May on lapatinib, GSK’s dual kinase inhibitor for the treatment of solid tumours. Lapatinib showed a 35% response rate in women with advanced breast cancer in an initial trial of the drug as first-line treatment. GSK is on track to submit lapatinib for regulatory approval in late 2006 or early 2007.

•	’140 (aplaviroc), GSK’s novel CCR5 antagonist for the treatment of HIV, progressed into Phase III development during the quarter and is expected to be filed in 2007.

•	Positive Phase II data from another new treatment for HIV, ’385 a protease inhibitor, were received in the quarter and are due to be presented at ICAAC in September.

•	Phase II data on ’634 (an nNRTI for HIV) were received in the quarter and presented at the third International AIDS Society Conference on 27th July. In a seven-day study, ‘634 showed potent anti-viral efficacy in previously treated, nNRTI-resistant HIV patients. Further analysis to assess the level of rash observed in this, and other, studies will be undertaken.

•	Phase III data on retapamulin, GSK’s new topical antibiotic for skin infections, were received in the quarter and are due to be presented in H2 2005. Retapamulin is on track for FDA filing by the end of the year.

•	Phase II data on ’797 and ’901, GSK’s long-acting bronchodilators for asthma were received and ’797 has now been selected to go forward into Phase IIb trials, which will begin in October 2005.

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•	Phase II data on ’682 and ’353, both for the treatment of diabetes, were received in the quarter. Results were inconclusive and further studies, evaluating alternative doses and treatment regimens, will now be undertaken. ’353 also continues in development for over-active bladder and Phase II data for this indication are due to report in 2006.

New Phase II compound in-licenced:

•	In July 2005, an option was exercised with Human Genome Sciences, to develop jointly and commercialise LymphoStat-B, a human monoclonal anti-body with potential utility as a treatment for rheumatoid arthritis (RA) and systemic lupus erythematosus (SLE), a serious auto-immune disease with high unmet medical need. The Phase II data for RA, received in April 2005, triggered the option, whilst Phase II SLE data is expected in H2 2005.

CONSUMER HEALTHCARE UPDATE

Consumer Healthcare sales grew 3%. Sales were up 9% in International markets, up 1% in Europe and level with last year in North America. Operating profit for the business grew 16% as the business continued to benefit from a favourable sales mix (growth from higher-margin products) and cost containment.

Over-the-counter medicine sales were up 3% to £347 million. Smoking control products grew 7% with a strong performance in the USA (+9%). Sales of Analgesics including Panadol grew 5%, with good growth of 14% in International markets.

Oral care sales grew 2% to £232 million. Sensodyne sales were up 15% with strong growth in all regions, helping to offset lower sales of other toothpaste products.

Nutritional healthcare products sales grew 4% to £162 million, with strong sales of Horlicks (+11%) in International markets.

In June, the Group filed an application with the FDA requesting approval to market orlistat for weight loss as an over-the-counter medicine.

FINANCIAL REVIEW

These results have been prepared under International Financial Reporting Standards (see ‘Accounting Presentation and Policies’ on page 20).

Operating profit and earnings per share

Operating profit for Q2 2005 was £1,711 million, a 13% increase in CER terms (12% in sterling terms) compared with Q2 2004. EPS of 20.4 pence increased 10% in CER terms (8% in sterling terms) compared with Q2 2004. The adverse currency impact of 2% on EPS reflected a weaker US dollar partially offset by a stronger Euro.

EPS growth of 10% was above sales growth of 6% primarily reflecting lower legal charges and improvements in operating efficiencies, only partly offset by lower asset sale profits.

Currencies

The second quarter 2005 results are based on average exchange rates, principally £1/$1.85, £1/Euro 1.48 and £1/Yen 199. The period-end exchange rates were £1/$1.79, £1/Euro 1.48 and £1/Yen 199. Since the period-end, the US dollar has further strengthened versus sterling to a current rate of approximately $1.75. If the exchange rate were to hold at this level for the remainder of 2005, the currency impact on earnings per share growth would be up to 1% favourable for the full year 2005.

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Dividend

On 28th July 2005 the Board declared a second interim dividend of 10 pence per share. This compares with a dividend of 10 pence per share for Q2 2004. The equivalent dividend receivable by ADR holders is 34.7780 cents per ADS based on an exchange rate of £1/$1.7388. The dividend will have an ex-dividend date of 3rd August 2005 and will be paid on 6th October 2005 to shareholders and ADR holders of record on 5th August 2005.

Under IFRS the liability for an interim dividend is only recognised in the period when it is paid, so the Q2 2005 financial statements do not reflect this dividend (see ‘Dividends’ on page 13).

Earnings guidance On an IFRS basis, 2005 EPS percentage CER growth is expected to be in the low double-digit range.

Share buy-back programme

In October 2002, GSK commenced a new £4 billion share buy-back programme. At 31st December 2004 £2,199 million of shares had been repurchased under this programme. A further £390 million was invested in H1 2005 on purchasing shares to be held as Treasury shares. The exact amount and timing of future purchases, and the extent to which repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors.

GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.

Enquiries:	UK Media	Philip Thomson David Mawdsley Chris Hunter-Ward	(020) 8047 5502 (020) 8047 5502 (020) 8047 5502

	US Media	Nancy Pekarek Mary Anne Rhyne Patricia Seif	(215) 751 7709 (919) 483 2839 (215) 751 7709

	European Analyst / Investor	Duncan Learmouth Anita Kidgell Jen Hill	(020) 8047 5540 (020) 8047 5542 (020) 8047 5543

	US Analyst / Investor	Frank Murdolo Tom Curry	(215) 751 7002 (215) 751 5419

Brand names appearing in italics throughout this document are trade marks of GSK or associated companies with the exception of Levitra, a trade mark of Bayer, Vesicare, a trade mark of Astellas, Entereg, a trade mark of Adolor and Bonviva/Boniva, a trade mark of Roche, which are used under licence by the Group.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the company's Annual Report 2004.

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INCOME STATEMENT Three months ended 30th June 2005

	Q2 2005		Growth	Q2 2004
	£m		CER%	£m

Turnover:
Pharmaceuticals	4,505		6	4,255
Consumer Healthcare	741		3	716

TURNOVER	5,246		6	4,971

Cost of sales	(1,155)		10	(1,044)

Gross profit	4,091		4	3,927

Selling, general and administration	(1,681)		(6)	(1,783)
Research and development	(702)		1	(696)
Other operating income	3			77

Operating profit:
Pharmaceuticals	1,540		13	1,380
Consumer Healthcare	171		16	145

OPERATING PROFIT	1,711		13	1,525

Finance income	56			54
Finance expense	(115)			(100)
Share of after tax profits of joint ventures and associates	10			16
Profit on disposal of interest in associates	—			45

PROFIT BEFORE TAXATION	1,662		9	1,540

Taxation	(473)			(426)
Tax rate %	28.5%			27.7%

PROFIT AFTER TAXATION FOR THE PERIOD	1,189		8	1,114

Profit attributable to minority interests	31			25
Profit attributable to shareholders	1,158		8	1,089

EARNINGS PER SHARE	20.4	p	10	18.9	p

Diluted earnings per share	20.2	p		18.9	p

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INCOME STATEMENT Six months ended 30th June 2005

	H1 2005		Growth	H1 2004		2004
	£m		CER%	£m		£m

Turnover:
Pharmaceuticals	8,844		6	8,423		17,100
Consumer Healthcare	1,438		3	1,403		2,886

TURNOVER	10,282		5	9,826		19,986

Cost of sales	(2,282)		10	(2,079)		(4,360)

Gross profit	8,000		4	7,747		15,626

Selling, general and administration	(3,326)		(4)	(3,508)		(7,201)
Research and development	(1,365)		2	(1,355)		(2,904)
Other operating income	149			134		235

Operating profit:
Pharmaceuticals	3,166		16	2,775		5,126
Consumer Healthcare	292		19	243		630

OPERATING PROFIT	3,458		16	3,018		5,756

Finance income	105			97		176
Finance expense	(213)			(184)		(362)
Share of after tax profits of joint ventures and associates	23			30		60
Profit on disposal of interest in associates	—			45		149

PROFIT BEFORE TAXATION	3,373		13	3,006		5,779

Taxation	(961)			(832)		(1,757)
Tax rate %	28.5%			27.7%		30.4%

PROFIT AFTER TAXATION FOR THE PERIOD	2,412		12	2,174		4,022

Profit attributable to minority interests	52			48		114
Profit attributable to shareholders	2,360		12	2,126		3,908

EARNINGS PER SHARE	41.5	p	14	36.9	p	68.1	p

Diluted earnings per share	41.2	p		36.9	p	68.0	p

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PHARMACEUTICAL TURNOVER Three months ended 30th June 2005

	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

RESPIRATORY	1,214	13	605	21	420	5	189	6
Seretide/Advair	725	22	397	34	259	9	69	12
Flixotide/Flovent	159	2	64	1	48	1	47	3
Serevent	85	(9)	26	(27)	43	1	16	2
Flixonase/Flonase	148	13	113	15	19	4	16	13

CENTRAL NERVOUS SYSTEM	769	(12)	471	(17)	181	(6)	117	8
Seroxat/Paxil	152	(47)	30	(80)	46	(30)	76	5
Paxil IR	126	(33)	6	(88)	46	(30)	74	5
Paxil CR	26	(73)	24	(75)	—	—	2	12
Wellbutrin	167	(11)	164	(12)	1	35	2	>100
Wellbutrin IR, SR	13	(81)	11	(83)	1	35	1	>100
Wellbutrin XL	154	34	153	33	—	—	1	>100
Imigran/Imitrex	162	3	112	5	37	(1)	13	(1)
Lamictal	216	28	140	38	62	11	14	18
Requip	34	21	15	25	17	17	2	16

ANTI-VIRALS	634	7	305	5	199	9	130	10
HIV	386	6	187	(1)	157	11	42	16
Combivir	148	6	70	4	60	6	18	15
Trizivir	75	(13)	40	(18)	32	(5)	3	(6)
Epivir	68	(11)	24	(37)	33	14	11	17
Ziagen	36	(6)	15	(20)	16	1	5	23
Retrovir	10	(4)	4	(9)	4	(6)	2	8
Agenerase, Lexiva	26	72	16	37	8	>100	2	46
Epzicom/Kivexa	23	>100	18	—	4	>100	1	—

Herpes	195	8	107	15	34	(3)	54	3
Valtrex	162	13	106	15	24	5	32	14
Zovirax	33	(11)	1	6	10	(17)	22	(10)

Zeffix	37	7	3	17	7	6	27	6

ANTI-BACTERIALS	348	(10)	55	(37)	155	(7)	138	5
Augmentin	155	(14)	29	(45)	70	(7)	56	10
Augmentin IR	129	(3)	7	(31)	67	(9)	55	11
Augmentin ES, XR	26	(44)	22	(44)	3	55	1	(22)
Zinnat/Ceftin	40	(19)	1	(66)	22	(22)	17	(9)

METABOLIC	393	17	267	18	45	45	81	3
Avandia, Avandamet	352	16	263	16	39	55	50	(5)
Boniva	4	—	4	—	—	—	—	—

VACCINES	322	15	66	2	147	26	109	11
Hepatitis	116	10	33	(3)	62	18	21	11
Infanrix/Pediarix	102	18	32	2	51	34	19	11

ONCOLOGY AND EMESIS	248	6	184	10	42	(6)	22	(1)
Zofran	204	7	154	12	32	(8)	18	2
Hycamtin	23	(8)	14	(10)	7	(5)	2	(4)

CARDIOVASCULAR AND UROGENITAL	312	43	168	21	104	98	40	48
Coreg	125	13	124	13	—	—	1	(29)
Levitra	11	35	10	>100	1	(77)	—	—
Avodart	28	>100	12	70	14	>100	2	>100
Arixtra	5	—	3	—	2	—	—	—
Fraxiparine	55	—	—	—	45	—	10	—
Vesicare	1	—	1	—	—	—	—	—

OTHER	265	7	16	(32)	80	8	169	12
Zantac	60	(15)	13	(35)	15	(23)	32	3

	4,505	6	2,137	3	1,373	9	995	9

Pharmaceutical turnover includes co-promotion income.

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PHARMACEUTICAL TURNOVER Six months ended 30th June 2005

	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

RESPIRATORY	2,412	12	1,196	17	836	7	380	12
Seretide/Advair	1,415	22	777	29	510	14	128	11
Flixotide/Flovent	313	1	125	1	97	(2)	91	4
Serevent	164	(10)	50	(29)	83	(3)	31	14
Flixonase/Flonase	319	13	233	6	33	1	53	70

CENTRAL NERVOUS SYSTEM	1,527	(13)	949	(18)	365	(6)	213	(2)
Seroxat/Paxil	315	(45)	80	(72)	98	(29)	137	(4)
Paxil IR	248	(35)	17	(82)	98	(29)	133	(5)
Paxil CR	67	(65)	63	(67)	—	—	4	39
Wellbutrin	330	(18)	324	(18)	1	56	5	12
Wellbutrin IR, SR	45	(77)	41	(79)	1	56	3	(7)
Wellbutrin XL	285	43	283	43	—	—	2	>100
Imigran/Imitrex	329	2	235	3	70	(3)	24	(1)
Lamictal	411	29	260	38	125	16	26	14
Requip	64	18	28	20	32	16	4	15

ANTI-VIRALS	1,237	8	606	10	385	4	246	9
HIV	749	6	365	4	301	6	83	14
Combivir	288	4	138	4	116	2	34	9
Trizivir	149	(10)	79	(12)	63	(8)	7	(6)
Epivir	134	(9)	49	(29)	63	8	22	18
Ziagen	69	(9)	28	(22)	30	(2)	11	19
Retrovir	21	2	8	(2)	8	(6)	5	24
Agenerase, Lexiva	48	>100	30	75	15	>100	3	73
Epzicom/Kivexa	40	>100	33	—	6	>100	1	—

Herpes	392	12	221	23	70	(3)	101	2
Valtrex	326	20	218	25	49	9	59	12
Zovirax	66	(16)	3	(32)	21	(23)	42	(10)

Zeffix	66	4	6	12	11	2	49	3

ANTI-BACTERIALS	765	(5)	131	(32)	377	4	257	3
Augmentin	347	(9)	75	(41)	168	5	104	11
Augmentin IR	283	3	19	(23)	162	3	102	12
Augmentin ES, XR	64	(41)	56	(46)	6	>100	2	(18)
Zinnat/Ceftin	102	(7)	4	(27)	64	(4)	34	(10)

METABOLIC	712	19	482	19	85	38	145	10
Avandia, Avandamet	639	20	478	18	71	54	90	9
Boniva	4	—	4	—	—	—	—	—

VACCINES	570	10	120	2	261	18	189	4
Hepatitis	210	7	59	(7)	110	16	41	12
Infanrix/Pediarix	185	14	60	10	91	23	34	(1)

ONCOLOGY AND EMESIS	483	7	355	11	85	(3)	43	2
Zofran	393	8	293	11	65	(5)	35	4
Hycamtin	48	(1)	31	—	14	(2)	3	—

CARDIOVASCULAR AND UROGENITAL	622	50	344	32	207	100	71	44
Coreg	260	30	257	31	—	—	3	(29)
Levitra	21	(15)	19	67	2	(78)	—	—
Avodart	54	>100	24	88	26	>100	4	>100
Arixtra	9	—	5	—	4	—	—	—
Fraxiparine	107	—	—	—	90	—	17	—
Vesicare	4	—	4	—	—	—	—	—

OTHER	516	2	33	(26)	160	5	323	5
Zantac	119	(14)	26	(27)	31	(21)	62	(2)

	8,844	6	4,216	4	2,761	9	1,867	7

Pharmaceutical turnover includes co-promotion income.

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CONSUMER HEALTHCARE TURNOVER Three months ended 30th June 2005

	£ m	Growth CER%

Over-the-counter medicines	347	3
Analgesics	88	5
Dermatological	46	(6)
Gastrointestinal	61	1
Respiratory tract	30	12
Smoking control	78	7
Natural wellness support	33	3

Oral care	232	2
Nutritional healthcare	162	4

Total	741	3

CONSUMER HEALTHCARE TURNOVER Six months ended 30th June 2005

	£ m	Growth CER%

Over-the-counter medicines	690	4
Analgesics	172	4
Dermatological	85	(7)
Gastrointestinal	119	1
Respiratory tract	68	12
Smoking control	161	12
Natural wellness support	66	(1)

Oral care	451	—
Nutritional healthcare	297	3

Total	1,438	3

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FINANCIAL REVIEW – INCOME STATEMENT

Operating profit
		Q2 2005		Q2 2004

	£m	% of turnover	£m	% of turnover	CER%	Growth £%

Turnover	5,246	100.0	4,971	100.0	6	6

Cost of sales	(1,155)	(22.0)	(1,044)	(21.0)	10	11
Selling, general and administration	(1,681)	(32.0)	(1,783)	(35.8)	(6)	(6)
Research and development	(702)	(13.4)	(696)	(14.0)	1	1
Other operating income	3	—	77	1.5

Operating profit	1,711	32.6	1,525	30.7	13	12

Overall the operating margin increased 1.9 percentage points as sterling operating profit increased 12% on a sterling turnover growth of 6%. At constant exchange rates operating profit increased 13% and the margin increased 2.3 percentage points, reflecting a 6% decrease in selling, general and administration (SG&A) and only a 1% increase in R&D, partly offset by a 10% increase in cost of sales and lower other operating income.

Cost of sales increased as a percentage of turnover by 1 percentage point. At constant exchange rates the increase was 0.9 percentage points, principally reflecting an adverse product mix.

SG&A as a percentage of turnover declined 3.8 percentage points. At constant exchange rates the decline was 3.9 percentage points, reflecting lower legal charges which declined from £186 million in Q2 2004 to £33 million in Q2 2005 and improvements in operating efficiencies.

R&D expenditure as a percentage of turnover declined 0.6 percentage points, largely reflecting the phasing of clinical trial expenditure. Pharmaceuticals R&D expenditure represented 15.0% of pharmaceutical turnover.

Other operating income includes royalty income, equity investment disposals and impairments, product disposals and fair value adjustments to the Quest collar and Theravance options. Other operating income was £3 million in Q2 2005 compared with £77 million in Q2 2004. The reduced income in 2005 is predominantly due to lower asset disposals compared with Q2 2004, a charge of £9 million related to the Quest collar and Theravance options and equity investment impairments of £11 million in the quarter.

As reported at Q1 2005, all legal costs are accounted for within SG&A. Operating profit is unaffected by this reallocation. See ‘Accounting Presentation and Policies’ on page 20 for further details.

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Taxation

The charge for taxation on profit amounting to £473 million represents an effective tax rate of 28.5%, which is the expected rate for the year.

Transfer pricing issues are described in the 'Taxation' note to the Financial Statements included in the Annual Report 2004. Developments since the date of that report are as follows.

With respect to the claims of the Internal Revenue Service (IRS) for the years 1997-2000, which are described in the note, the Group contested these claims for additional taxes of $1.9 billion by filing a petition in the US Tax Court on 12th April to which the IRS filed its statutory Answer on 7th June. The Group is also seeking to consolidate the IRS claims for 1997-2000 with those for 1989-1996 into a single trial. The total claims for these periods amount to $4.6 billion of additional taxes and related interest of $3.2 billion, net of federal tax relief, giving a total of $7.8 billion. The Group’s petitions against the IRS claims include counter-claims for repayment of taxes totalling $1.8 billion, based partly by reference to an Advance Pricing Agreement (APA) between SmithKline Beecham and the IRS covering the transfer pricing of Tagamet between 1991 and 1993. On 23rd December 2004 the IRS filed a motion for summary judgement to exclude any evidence relating to APAs from the court proceedings. On 31st March 2005 the trial judge denied the IRS motion and reserved ruling on the admissibility of APA evidence until full trial. A trial date for the 1989-1996 claims has been scheduled for October 2006.

GSK continues to believe that the profits reported by its US subsidiaries for the period 1989 to date, on which it has paid taxes in the USA, are more than sufficient to reflect the activities of its US operations.

GSK is in continuing discussions with the Inland Revenue in respect of UK transfer pricing disputes.

GSK uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. However, there continues to be a wide difference of views between the Group, the IRS, the Inland Revenue and other relevant taxation authorities where open issues exist. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

Weighted average number of shares

	Q2 2005 millions	Q2 2004 millions

Weighted average number of shares – basic	5,680	5,773
Dilutive effect of share options and share awards	42	12

Weighted average number of shares – diluted	5,722	5,785

	H1 2005 millions	H1 2004 millions	2004 millions

Weighted average number of shares – basic	5,686	5,756	5,736
Dilutive effect of share options and share awards	39	13	12

Weighted average number of shares – diluted	5,725	5,769	5,748

The number of shares in issue, excluding those held by the ESOP Trusts and those held as Treasury shares at 30th June 2005, was 5,672 million (30th June 2004: 5,732 million).

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Dividends

	Paid/ payable/	Pence per share	£ m

2005
First interim	7th July 2005	10	570
Second interim	6th October 2005	10	567

2004
First interim	1st July 2004	10	575
Second interim	30th September 2004	10	573
Third interim	6th January 2005	10	571
Fourth interim	7th April 2005	12	683

		42	2,402

Guidance recently issued by the Institute of Chartered Accountants in England and Wales has clarified when an interim dividend should be recognised for accounting purposes where the accounts are prepared under IFRS. Interim dividends are now only recognised in the accounts when paid, and not when declared. GSK normally pays a dividend two quarters after the quarter to which it relates and one quarter after it is declared. An adjustment is required, therefore, to recognise a further quarter’s time lag in the recording of dividends. This change has been effected in the transition balance sheet at 1st January 2003 and subsequent balance sheets.

STATEMENT OF RECOGNISED INCOME AND EXPENSE

	H1 2005 £m	H1 2004 £m	2004 £m

Exchange movements on overseas net assets	11	(212)	(30)
Deferred tax on exchange movements	38	(46)	(73)
Fair value movements on available-for-sale investments	(28)	—	—
Deferred tax on fair value movements	2	—	—
Loss from own shares held for employee share schemes	(34)	(37)	(55)
Revaluation of goodwill due to exchange	5	10	6
Actuarial (losses)/gains on defined benefit plans	(351)	(275)	108
Deferred tax on actuarial (losses)/gains on defined benefit plans	119	108	(17)

Net losses recognised directly in equity	(238)	(452)	(61)

Profit for the period	2,412	2,174	4,022

Total recognised income and expense for the period	2,174	1,722	3,961

Attributable to:
Shareholders	2,122	1,674	3,847
Minority interests	52	48	114

	2,174	1,722	3,961

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BALANCE SHEET

	30th June 2005 £m	30th June 2004 £m	31st December 2004 £m
ASSETS
Non-current assets
Property, plant and equipment	6,225	6,092	6,197
Goodwill	165	152	165
Other intangible assets	2,592	2,172	2,513
Investments in associates and joint ventures	241	227	209
Other investments	328	309	298
Deferred tax assets	2,102	2,153	2,032
Other non-current assets	528	286	248

Total non-current assets	12,181	11,391	11,662

Current assets
Inventories	2,168	2,133	2,193
Trade and other receivables	4,883	4,676	4,814
Liquid investments	288	1,452	1,512
Cash and cash equivalents	5,371	2,529	2,467
Assets held for sale	3	—	2

Total current assets	12,713	10,790	10,988

TOTAL ASSETS	24,894	22,181	22,650

LIABILITIES
Current liabilities
Short-term borrowings	(1,708)	(1,096)	(1,582)
Trade and other payables	(4,272)	(3,917)	(4,267)
Current tax payable	(1,812)	(1,807)	(1,598)
Short-term provisions	(943)	(996)	(962)

Total current liabilities	(8,735)	(7,816)	(8,409)

Non-current liabilities
Long-term borrowings	(5,212)	(4,908)	(4,381)
Deferred tax provision	(259)	(102)	(377)
Pensions and other post-employment benefits	(3,017)	(3,238)	(2,519)
Other provisions	(572)	(457)	(569)
Other non-current liabilities	(300)	(265)	(244)

Total non-current liabilities	(9,360)	(8,970)	(8,090)

TOTAL LIABILITIES	(18,095)	(16,786)	(16,499)

NET ASSETS	6,799	5,395	6,151

EQUITY
Share capital	1,486	1,483	1,484
Share premium account	350	279	304
Other reserves	(465)	(721)	(606)
Retained earnings	5,181	4,137	4,697

Shareholders’ equity	6,552	5,178	5,879
Minority interests	247	217	272

TOTAL EQUITY	6,799	5,395	6,151

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RECONCILIATION OF MOVEMENTS IN EQUITY

	H1 2005 £m	H1 2004 £m	2004 £m

Total equity at beginning of period, adjusted for charges in the timing of recognition of dividends (see ‘Dividends’ on page 13)	6,151	5,816	5,816
Implementation of accounting for financial instruments under IAS 39	(12)	—	—

Total equity at beginning of period, as adjusted	6,139	5,816	5,816
Total recognised income and expense attributable to shareholders	2,122	1,674	3,847
Dividends paid	(1,255)	(1,328)	(2,476)
Ordinary shares issued	48	16	42
Ordinary shares purchased and cancelled	—	(201)	(201)
Ordinary shares purchased and held as Treasury shares	(390)	(299)	(799)
Ordinary shares issued by ESOP Trusts	53	49	78
Share-based payments	122	191	312
Changes in minority interest shareholdings	(11)	—	—
Minority interests	(29)	(523)	(468)

Total equity at end of period	6,799	5,395	6,151

FINANCIAL REVIEW – BALANCE SHEET

Net assets

The book value of net assets increased by £648 million from £6,151 million at 31st December 2004 to £6,799 million at 30th June 2005. This was principally attributable to a reduction in net debt, partly offset by an increase in pension and other post-employment liabilities in the period, as a result of weakening long-term interest rates.

The carrying value of investments in associates and joint ventures at 30th June 2005 was £241 million with a market value of £1,116 million.

Equity

At 30th June 2005 total equity had increased from £6,151 million at 31st December 2004 to £6,799 million. The increase arises from retained earnings partially offset by purchases of Treasury shares and further actuarial losses on defined benefit pension plans in the quarter.

At 30th June 2005 the ESOP Trusts held 171.8 million GSK ordinary shares at a book value of £2,461 million and a market value of £2,320 million against the future exercise of share options and share awards, which have been deducted from other reserves. At 30th June 2005 GSK also held 99.9 million shares as Treasury shares, at a value of £1,189 million, which have been deducted from retained earnings.

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CASH FLOW STATEMENT
Three months ended 30th June 2005
	Q2 2005 £m	Q2 2004 £m

Operating profit	1,711	1,525
Depreciation and other non-cash items	269	306
Decrease/(increase) in working capital	11	(37)
Increase/(decrease) in other net liabilities	82	(11)

	2,073	1,783
Taxation paid	(543)	(454)

Net cash inflow from operating activities	1,530	1,329

Cash flow from investing activities
Purchase of property, plant and equipment	(192)	(189)
Proceeds from sale of property, plant and equipment	10	12
Purchase of intangible assets	(97)	(48)
Proceeds from sale of intangible assets	5	—
Purchase of equity investments	(3)	(67)
Proceeds from sale of equity investments	8	34
Share transactions with minority shareholders	(32)	—
Disposal of businesses and interest in associates	—	56
Investment in joint ventures and associated undertakings	(1)	(2)
Interest received	68	60
Dividends from joint ventures and associated undertakings	2	2

Net cash outflow from investing activities	(232)	(142)

Cash flow from financing activities
Decrease in liquid investments	1,210	10
Proceeds from own shares for employee share options	8	8
Issue of share capital	25	6
Share capital purchased for cancellation	—	(23)
Purchase of Treasury shares	(214)	(195)
Redemption of preference shares issued by subsidiary	—	(49)
Increase in long-term loans	982	1,365
Repayment of long-term loans	(51)	—
Net increase in/(repayment of) of short-term loans	2	(475)
Net repayment of obligations under finance leases	(3)	—
Interest paid	(108)	(101)
Dividends paid to shareholders	(684)	(807)
Dividends paid to minority interests	(15)	(9)
Other financing cash flows	(43)	(58)

Net cash inflow/(outflow) from financing activities	1,109	(328)

Increase in cash and bank overdrafts in the period	2,407	859
Exchange adjustments	134	28
Cash and bank overdrafts at beginning of period	2,509	1,411

Cash and bank overdrafts at end of period	5,050	2,298

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	5,371	2,529
Overdrafts	(321)	(231)

	5,050	2,298

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CASH FLOW STATEMENT
Six months ended 30th June 2005
	H1 2005 £m	H1 2004 £m	2004 £m

Operating profit	3,458	3,018	5,756
Depreciation and other non-cash items	416	619	1,227
Increase in working capital	(77)	(84)	(158)
Decrease in other net liabilities	(177)	(438)	(298)

	3,620	3,115	6,527
Taxation paid	(803)	(725)	(1,583)

Net cash inflow from operating activities	2,817	2,390	4,944

Cash flow from investing activities
Purchase of property, plant and equipment	(318)	(310)	(788)
Proceeds from sale of property, plant and equipment	27	14	53
Purchase of intangible assets	(152)	(73)	(255)
Proceeds from sale of intangible assets	170	—	—
Purchase of equity investments	(8)	(71)	(103)
Proceeds from sale of equity investments	11	37	58
Share transactions with minority shareholders	(32)	—	—
Purchase of businesses, net of cash acquired	—	—	(297)
Disposal of businesses and interest in associates	—	56	230
Investment in joint ventures and associated undertakings	(2)	(2)	(2)
Interest received	129	94	173
Dividends from joint ventures and associated undertakings	3	4	11

Net cash outflow from investing activities	(172)	(251)	(920)

Cash flow from financing activities
Decrease/(increase) in liquid investments	1,232	3	(53)
Proceeds from own shares for employee share options	19	12	23
Issue of share capital	48	16	42
Share capital purchased for cancellation	—	(201)	(201)
Purchase of Treasury shares	(390)	(285)	(799)
Redemption of preference shares issued by subsidiary	—	(489)	(489)
Increase in long-term loans	982	1,365	1,365
Repayment of long-term loans	(55)	(4)	(15)
Net repayment of short-term loans	(306)	(485)	(407)
Net repayment of obligations under finance leases	(18)	—	(22)
Interest paid	(204)	(171)	(350)
Dividends paid to shareholders	(1,255)	(1,327)	(2,475)
Dividends paid to minority interests	(73)	(62)	(75)
Other financing cash flows	(77)	(25)	49

Net cash outflow from financing activities	(97)	(1,653)	(3,407)

Increase in cash and bank overdrafts in the period	2,548	486	617
Exchange adjustments	147	(19)	(93)
Cash and bank overdrafts at beginning of period	2,355	1,831	1,831

Cash and bank overdrafts at end of period	5,050	2,298	2,355

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	5,371	2,529	2,467
Overdrafts	(321)	(231)	(112)

	5,050	2,298	2,355

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RECONCILIATION OF CASH FLOW TO MOVEMENTS IN NET DEBT

	H1 2005 £m	H1 2004 £m	2004 £m

Net debt at beginning of the period	(1,984)	(1,648)	(1,648)

Increase in cash and bank overdrafts in the period	2,548	486	617
Cash (inflow)/outflow from liquid investments	(1,232)	(3)	53
Net increase in long-term loans	(927)	(1,361)	(1,350)
Net repayment of short-term loans	306	485	407
Net repayment of obligations under finance leases	18	—	22
Exchange adjustments	52	21	24
Other non-cash movements	(42)	(3)	(109)

Movement in net debt	723	(375)	(336)

Net debt at end of the period	(1,261)	(2,023)	(1,984)

FINANCIAL REVIEW – CASH FLOW

Operating cash flow was £2,073 million in Q2 2005. This represents an increase of £290 million over Q2 2004 principally due to higher operating profits. The operating cash flow is in excess of the funds needed for the routine cash flows of tax, capital expenditure on property, plant and equipment and dividend payments, together amounting to £1,419 million. Receipts of £33 million arose from the exercise of share options: £8 million from shares held by the ESOP Trusts and £25 million from the issue of new shares. In addition, £214 million was spent on purchasing the company's shares to be held as Treasury shares.

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LEGAL MATTERS

The Group is involved in various legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, governmental investigations and related private litigation. The Group makes provision for those proceedings on a regular basis and may make additional significant provisions for such legal proceedings, as required in the event of further developments in those matters, consistent with generally accepted accounting principles. Litigation, particularly in the USA, is inherently unpredictable and excessive awards that may not be justified by the evidence can occur. The Group could in the future incur judgments or enter into settlements of claims that could result in payments that exceed its current provisions by an amount that would have a material adverse effect on the Group’s financial condition and results of operations.

Intellectual property claims include challenges to the validity of the patents on various of the Group’s products or processes, and assertions of non-infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequence of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for the Group. At 30th June 2005 the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ on page 12) was just over £1 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

Developments since the date of the Annual Report as previously updated by the Legal matters section of the results announcement for the first quarter of 2005 are set out below.

Intellectual property

With respect to the appeal by Teva from the US District Court decision finding infringement and affirming the validity of the Group’s method of use patents for ondansetron (the active ingredient in Zofran), the later of which expires in December 2006, the US Court of Appeals for the Federal Circuit heard the appeal in June 2005. No decision has been announced, but the Court could rule at any time.

With respect to the trial over infringement by Dr Reddy’s Laboratories and West-ward Pharmaceuticals of the Group’s method of use and process patents for ondansetron, closing arguments were heard in May 2005. The judge could rule at any time.

With respect to the Group’s claim against Kali Laboratories (now Par Pharmaceutical Companies) for infringement of the Group’s method of use patents, the trial judge granted the Group’s summary judgement motions on 27th July, affirming the validity of those patents and finding that Kali's proposed generic product would infringe those patents.

Developments with respect to tax matters are described in ‘Taxation’ on page 12.

 EXCHANGE RATES

The results and net assets of the Group, as reported in sterling, are affected by movements in exchange rates between sterling and overseas currencies. GSK uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiary and associated undertakings into sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, are:

	H1 2005	H1 2004	2004
Average rates:
£/US$	1.88	1.82	1.83
£/Euro	1.46	1.48	1.47
£/Yen	199.00	196.00	197.00
Period end rates:
£/US$	1.79	1.81	1.92
£/Euro	1.48	1.49	1.41
£/Yen	199.00	198.00	197.00

During H1 2005 average sterling exchange rates were stronger against the US dollar and the Yen and weaker against the Euro compared with the same period in 2004. Comparing Q2 2005 period end rates with Q2 2004 period end rates, sterling was weaker against the US dollar and the Euro and stronger against the Yen.

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ACCOUNTING PRESENTATION AND POLICIES

With effect from 1st January 2005, GSK has moved to reporting its financial results in accordance with International Financial Reporting Standards (IFRS) as required by a European Union Regulation issued in 2002. This unaudited Results Announcement for the three months ended 30th June 2005 is prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and the IFRS accounting policies expected to apply in 2005. These IFRS policies are unchanged from those set out in the Annual Report 2004 on pages 164 to 166, except that GSK now accounts for all legal costs within SG&A. In addition, following a clarification of the timing of recognition of dividends under IFRS, a prior period adjustment is recorded to reflect a further quarter’s delay in recognition – see ‘Dividends’ on page 13 for further details. Comparative figures have been amended accordingly.

A number of presentational changes have been made, starting in Q1 2005, to conform with best practice under IFRS:

•	Legal costs have been reclassified so that all legal costs are now reported within SG&A. Consequently, trading profit is no longer reported separately

•	Except where expressly permitted, IFRS does not allow offsetting of income and expenses. Consequently, finance income and expense are reported separately.

None of these presentational changes has any impact on operating profit or EPS in this quarter or the comparative periods in 2004. All comparative figures are presented on this basis, except that GSK has taken advantage of an exemption which permits financial instruments to be accounted for and presented on a UK GAAP basis in 2004 and only in accordance with IAS 32 and IAS 39 from 1st January 2005. Full details of the major differences from UK GAAP as they apply to GSK are given in the unaudited IFRS financial information section of the Annual Report 2004 on page 163.

The income statement, statement of recognised income and expense and cash flow statement for the year ended, and the balance sheet at, 31st December 2004 have been derived from the unaudited IFRS financial information published in the Annual Report 2004, taking account of the changes noted above.

Data for market share and market growth rates relate to the year ended 31st March 2005 (or later where available). These are GSK estimates based on the most recent data from independent external sources, valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.

In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year. All commentaries are presented in terms of CER unless otherwise stated.

UK GAAP to IFRS reconciliations

GSK published financial information in accordance with International Financial Reporting Standards for 2003 and 2004 on the London Stock Exchange on 10th February 2005. That document included explanations of the main UK GAAP to IFRS differences and UK GAAP to IFRS reconciliations for:

•	total equity at 1st January 2003, 31st December 2003 and each quarter end in 2004
•	profit attributable to shareholders for 2003 and each quarter in 2004
•	cash flows for 2003 and each quarter in 2004.

The document is available on the company’s website.

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INVESTOR INFORMATION

Announcement of Q2 2005 Results
This Announcement was approved by the Board of Directors on Thursday 28th July 2005.

Financial calendar
The company will announce third quarter 2005 results on 27th October 2005. The third interim dividend for 2005 will have an ex-dividend date of 2nd November 2005 and a record date of 4th November 2005 and will be paid on 5th January 2006.

Internet
This Announcement and other information about GSK is available on the company's website at: http://www.gsk.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

Date: July 28, 2005

By:	/s/ Simon Bicknell

SIMON BICKNELL

Authorised Signatory for and on behalf of GlaxoSmithKline plc